Quest Diagnostics Incorporated

3 Giralda Farms Madison, NJ 07940 973.520.2170 973.520.2142 FAX www.questdiagnostics.com	Surya N. Mohapatra, Ph.D. Chairman & Chief Executive Officer surya.n.mohapatra@questdiagnostics.com

April 1, 2011

Mark Lampert, General Partner
Biotechnology Value Fund, L.P.
1 Sansome Street, 30th Floor,
San Francisco, California  94104

Dear Mr. Lampert:

Thank you for your letter dated March 30, 2011.

As we disclosed in the Offer to Purchase filed with the Securities and Exchange Commission on Monday, March 28, our all cash $8 per share transaction reflected in the Merger Agreement and Offer to Purchase is Quest Diagnostics’ best and final offer for the Celera shares.

As you will have also seen from the disclosure in Celera’s Schedule 14D-9, also filed on Monday, Celera engaged in a lengthy process before deciding to execute the Merger Agreement with Quest Diagnostics, during which it explored many alternatives to provide value to its stockholders, including transactions that would separately value its drug assets.  At the end of this process, the Celera directors determined that none of these alternatives was reasonably likely to create greater value for Celera’s stockholders, and that the transaction with Quest Diagnostics is fair to, and in the best interests of, Celera’s stockholders.

While you and all other Celera stockholders are, of course, free to make any investment decision you choose, we hope that you will ultimately conclude, as Celera’s directors did, that our offer is fair to and in the best interests of Celera stockholders.

Very truly yours,

/s/ Surya N. Mohapatra

Surya N. Mohapatra